UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003.

or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission File Number:  000-14555

A.                Full title of the plan and address of the plan, if different from that of the issuer named below:

LEESPORT FINANCIAL CORP.
401(K) RETIREMENT SAVINGS PLAN

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEESPORT FINANCIAL CORP.

1240 Broadcasting Road

Wyomissing, PA 19610

(610) 208-0966

Item 1.             Financial Statements and Exhibits

a.                                       Financial Statements

1.                                       Independent Auditor's Report on the Financial Statements

2.                                       Audited Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002.

3.                                       Audited Statements of Changes in Net Assets Available for Benefits for each of the years in the two year period ended December 31, 2003.

4.                                       Notes to Financial Statements.

b.                                      Exhibits

23                                    Consent of Beard Miller Company LLP.

LEESPORT FINANCIAL CORP. 401(K)
RETIREMENT SAVINGS PLAN

FINANCIAL REPORT

DECEMBER 31, 2003

TABLE OF CONTENTS

FINANCIAL STATEMENTS:

Independent Auditor’s Report

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTARY INFORMATION:

Independent Auditor’s Report on Supplementary Information

Schedule of Assets (Held at End of Year)

INDEPENDENT AUDITOR’S REPORT
ON THE FINANCIAL STATEMENTS

To the Trustees

Leesport Financial Corp. 401(k)

Retirement Savings Plan

Wyomissing, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Leesport Financial Corp. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Reading, Pennsylvania
May 21, 2004

LEESPORT FINANCIAL CORP. 401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002

ASSETS

Investments, at fair value:
Money market funds	$300,230	$44,388
Mutual funds	6,508,245	4,062,910
Pooled separate accounts	274,620	—
Leesport Financial Corp. common stock	413,923	215,645
Investments, at cost:
Participant loans	40,473	37,438

	7,537,491	4,360,381

Receivables:
Participants’ contributions	19,600	14,798
Employer’s contributions	11,531	9,060
Other	—	282

	31,131	24,140

Cash	55,788	14,950

Total Assets	7,624,410	4,399,471

LIABILITY

Other	—	485

Net Assets Available for Benefits	$7,624,410	$4,398,986

See notes to financial statements.

LEESPORT FINANCIAL CORP. 401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2003	2002

INVESTMENT INCOME (LOSS)

Net appreciation (depreciation) in fair value of investments	$911,294	$(655,691)
Interest and dividends	110,730	94,234

	1,022,024	(561,457)
CONTRIBUTIONS

Participants	532,299	453,303
Employer	314,366	256,478
Rollovers	110,279	62,302

	956,944	772,083

BENEFITS PAID TO PARTICIPANTS	(305,967)	(124,695)

ADMINISTRATIVE EXPENSES	(15,501)	(9,545)

Net Increase before Plan Merger	1,657,500	76,386

TRANSFER IN FROM PLAN MERGER	1,567,924	—

Net Increase	3,225,424	76,386

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	4,398,986	4,322,600

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$7,624,410	$4,398,986

See notes to financial statements.

LEESPORT FINANCIAL CORP. 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Leesport Financial Corp. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 1990, and amended thereafter.  The Plan is a contributory defined contribution plan covering employees of Leesport Financial Corp. (the Company), who have completed one month of service and are at least 18 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee becomes a participant in the Plan on the first day of the calendar quarter next following the date eligibility requirements are met.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

Contributions

There are two types of contributions that can be added to a participant’s account:  an employee salary deferral contribution and an employer matching contribution.  Participants may contribute a portion of their annual pre-tax compensation by way of a salary deferral contribution up to the maximum amount allowed under current federal income tax laws.  The employer contributes an amount equal to 100% of the participant’s salary deferral contributions, up to a maximum of 3% of the participant’s compensation and 50% of the participant’s salary deferral contributions, up to a maximum of the next 4% of the participant’s compensation.  The participants may direct their contributions into several different investment options.

Participants’ Accounts

Each participant’s account is credited with an allocation of various contributions and Plan earnings (including unrealized appreciation and depreciation of Plan assets).  Allocations of Plan earnings are based on participants’ account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

A participant is 100% vested at all times in the participant’s salary deferral and rollover accounts regardless of the number of years of service.  If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of his/her vested account balance does not exceed $5,000.  If the account balance exceeds $5,000, the assets will generally be held in a trust until the participant’s normal or early retirement date.  However, terminated participants may elect to receive their salary deferral accounts at any time.

There were distributions due to participants in the amount of $-0- and $309 at December 31, 2003 and 2002, respectively.

Participant Loans

Loans are available to participants of the Plan and are subject to approval by the Plan administrator.  Participants may borrow from their accounts up to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date that the loan is made, or 50% of their vested account balance.  If the participant’s vested account balance is $20,000 or less, the maximum loan shall not exceed the lesser of $10,000 or 100% of the participant’s vested account balance.  Loan terms range from one to five years, however, repayment terms can exceed five years if the loan is used for the purchase of a primary residence.  The loans bear interest at a reasonable interest rate defined as the prevailing interest rate charged by local financial institutions in the business of lending money for secured personal loans.  The repayment of these loans is made through payroll deductions.

Administrative Expenses

Administrative costs of the Plan are absorbed by the Plan through the use of forfeited balances.  However, if the balance of the forfeiture account is not adequate to pay the expenses, the Plan sponsor pays the administrative expenses.

Forfeited Accounts

As of December 31, 2003 and 2002, forfeited employer matching non-vested accounts amounted to $2,177 and $8,864, respectively.  Forfeitures of employer matching non-vested accounts are used to pay future administrative expenses of the Plan.  During the years ended December 31, 2003 and 2002, forfeitures applied against administrative expenses amounted to $15,501 and $8,863, respectively.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

Investments in cash, money market funds, mutual funds, pooled separate accounts, and the Leesport Financial Corp. common stock are stated at fair value by reference to quoted market prices.  Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The Plan’s investments are held in various custodial accounts.  The following table presents the fair value of investments as of December 31:

Investments	2003		2002
At quoted market prices:
Money market funds:
MFS Money Market Fund	$42,049		$44,388
SunAmerica Money Market Fund	9,622		—
Fidelity Cash Reserve Fund	248,559		—

Mutual funds:
MFS Global Equity Fund A	194,849		194,925
MFS Emerging Growth Fund A	314,841		311,248	*
MFS Bond Fund A	262,130		337,414	*
Massachusetts Investors Growth Stock Fund A	454,432	*	470,060	*
MFS Research Fund A	533,881	*	672,193	*
MFS Total Return Fund A	910,026	*	1,346,370	*
MFS Limited Maturity Fund A	378,773		515,886	*
MFS Value Fund A	132,939		191,166
MFS Strategic Value Fund A	29,765		23,648
Columbia Acorn Fund	231,924		—
Davis NY Venture Fund	657,136	*	—
Excelsior Value Equity Fund	299,302		—
Federated Total Return Bond Fund	572,993	*	—
General Electric Fund	689,678	*	—
Janus Advisor Worldwide Fund	189,209		—
Vanguard Total Bond Market Index Fund	411,312	*	—
Vanguard Index 500 Fund	245,055		—

Pooled separate accounts:
ReliaStar Life Insurance Company Separate Account One	189,164		—
ReliaStar Life Insurance Company Separate Account Three	85,456		—

** Common stock, Leesport Financial Corp.	413,923	*	215,645

At cost, which approximates fair value:
Participant loans	40,473		37,438

	$7,537,491		$4,360,381

*                 Represents 5% or more of net assets as of the respective year-end.

**          Represents a Plan asset with a related party.

The net appreciation (depreciation) in fair value of investments for each significant class of investments consists of the following for the years ended December 31:

	2003	2002

Mutual funds	$709,330	$(696,031)
Pooled separate accounts	138,582	—
Leesport Financial Corp. common stock	63,382	40,340

	$911,294	$(655,691)

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - INCOME TAX STATUS

The Plan is operating under a prototype non-standardized 401(k) profit sharing plan.  The prototype plan obtained its latest determination letter on November 27, 2001, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of money market funds, mutual funds, and pooled separate accounts that are managed by the custodians of the Plan.  The Plan also holds an investment in 17,554 and 11,110 shares of common stock of the Plan sponsor at December 31, 2003 and 2002, respectively.  Therefore, these related transactions qualify as related party transactions.  All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31:

	2003	2002

Net assets available for benefits per the financial statements	$7,624,410	$4,398,986
Amounts allocated to withdrawing participants	—	309

Net Assets Available for Benefits per the Form 5500	$7,624,410	$4,398,677

A reconciliation of benefits paid to participants according to the financial statements consists of the following for the year ended December 31:

	2003	2002

Benefits paid to participants per the financial statements	$305,967	$124,695
Amounts allocated to withdrawing participants at December 31, 2002	(309)	309

Benefits Paid to Participants per the Form 5500	$305,658	$125,004

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.

NOTE 8 - STOCK DIVIDEND

A 5% stock dividend was declared by the Board of Directors of the Company on March 19, 2003 with a record date of April 1, 2003 and was distributed to shareholders on April 15, 2003.  The stock dividend resulted in the receipt by the Plan of 634 shares and cash for fractional shares of $5.

NOTE 9 - PLAN MERGER

Effective October 1, 2003, the Boothby & Associates 401(k) Profit Sharing Plan was merged with the Leesport Financial Corp. 401(k) Retirement Savings Plan.  The transferred net assets have been recognized in the accounts of the Leesport Financial Corp. 401(k) Profit Sharing Plan as of December 30, 2003 (date that net assets were transferred) at their balances as previously carried in the accounts of the Boothby & Associates 401(k) Profit Sharing Plan as of the effective date.  The transfer of assets was reported in the financial statements in the statement of changes in net assets available for benefits from December 30, 2003.  A summary of the transferred net assets is as follows:

Investments, at fair value	$1,567,924

INDEPENDENT AUDITOR’S REPORT ON SUPPLEMENTARY SCHEDULE

To the Trustees
Leesport Financial Corp. 401(k)

Retirement Savings Plan

Wyomissing, Pennsylvania

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reading, Pennsylvania
May 21, 2004

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500 - SCHEDULE H - LINE 4i

EIN:  23-2766979

PN:  003

December 31, 2003

(a)	Identity of Issue (b)	Description of Investment (c)	** Cost (d)	Current Value (e)
*	MFS Money Market Fund	Money market fund	N/A	$42,049
*	MFS Global Equity Fund A	Mutual fund	N/A	194,849
*	MFS Emerging Growth Fund A	Mutual fund	N/A	314,841
*	MFS Bond Fund A	Mutual fund	N/A	262,130
*	Massachusetts Investors Growth Stock Fund A	Mutual fund	N/A	454,432
*	MFS Research Fund A	Mutual fund	N/A	533,881
*	MFS Total Return Fund A	Mutual fund	N/A	910,026
*	MFS Limited Maturity Fund A	Mutual fund	N/A	378,773
*	MFS Value Fund A	Mutual fund	N/A	132,939
*	MFS Strategic Value Fund A	Mutual fund	N/A	29,765
*	Leesport Financial Corp.	Common stock	N/A	413,923
*	ReliaStar Life Insurance Company Separate Account One	Pooled separate account	N/A	189,164
*	ReliaStar Life Insurance Company Separate Account Three	Pooled separate account	N/A	85,456
*	SunAmerica Money Market Fund	Money market fund	N/A	9,622
	Columbia Acorn Fund	Mutual fund	N/A	231,924
	Davis NY Venture Fund	Mutual fund	N/A	657,136
	Excelsior Value Equity Fund	Mutual fund	N/A	299,302
	Federated Total Return Bond Fund	Mutual fund	N/A	572,993
	Fidelity Cash Reserve Fund	Money market fund	N/A	248,559
	General Electric Fund	Mutual fund	N/A	689,678
	Janus Advisor Worldwide Fund	Mutual fund	N/A	189,209
	Vanguard Total Bond Market Index Fund	Mutual fund	N/A	411,312
	Vanguard Index 500 Fund	Mutual fund	N/A	245,055

	Participant loans	4.99% to 10.50%	0	40,473

				$7,537,491

*  Party-in-interest.

**  Historical cost has not been presented as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of Leesport Financial Corp. 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 25, 2004	LEESPORT FINANCIAL CORP.
401(K) RETIREMENT SAVINGS PLAN

LEESPORT FINANCIAL CORP.

	By:	/s/Sheila Reppert
Sheila Reppert
Plan Administrator

Exhibit Index

Exhibit Number
23	Consent of Beard Miller Company LLP